Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 30, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 140 to the Registration Statement on Form N-1A of DWS Emerging Markets Equity Fund (the “Fund”), a series of DWS International Fund, Inc. (the “Corporation”) (Reg. Nos. 002-14400; 811-00642)

Dear Ms. Gordan,

This letter is being submitted on behalf of the Fund in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on April 8, 2014, relating to the above-captioned Post-Effective Amendment filed with the SEC on February 21, 2014.

The Staff’s comments are restated below followed by the Fund’s response.

1.           Principal Investment Strategy

a.
Comment: Please consider modifying the “Management Process” section in the Fund’s Prospectus to explain what is meant by the term “sentiment” in the sentence: “The key drivers of this outlook are growth, valuation, and sentiment.” In addition, please consider modifying the “Management Process” section to explain what is meant by the term “bottom-up fundamental analysis” in the sentence: “In the second step, portfolio management performs a bottom-up fundamental analysis, resulting in recommended stocks for the countries and sectors identified in step one and the corresponding target prices for those stocks.”

Response: The Fund’s disclosure has been appropriately modified.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.           Elizabeth Reza, Ropes & Gray
Adam M. Schlichtmann, Ropes & Gray